Exhibit 99.5

Perdigão S.A.

Notice to Shareholders – 12/18/2007

The Board of Directors, in a meeting held on December 18, 2007, approved the distribution of interest on its own capital to shareholders.

The payment will begin on February 29, 2008, at the rate of R$ 0.33795681 gross per share, with withholding tax according to the law in effect.

This payment will be included in compulsory dividends, according to current law.

For further information, please contact:

Investor Relations Department

Av. Escola Politécnica, 760 – 2nd Floor

05350-901 - São Paulo - SP – Brazil

Telephones: (5511) 3718-5301/5306/5465

Fax: (5511) 3718-5297

E-mail: acoes@perdigao.com.br

São Paulo (SP), December 18, 2007

Wang Wei Chang

Chief Financial Officer